

Mail Stop 4631

June 19, 2009

By U.S. Mail and Facsimile

Mr. Wayne Larson
Vice President Law/Finance
Ladish Co., Inc.
5481 S. Packard Avenue
Cudahy, Wisconsin 53110

> **Re: Ladish Co., Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Definitive Proxy Statement on Schedule 14A filed March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **File No. 000-23539**

Dear Mr. Larson:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 3. Legal Proceedings, page 13

1.   Please tell us, and disclose in future filings, the name of the court or agency in which the asbestos proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceeding, and the relief sought. See Item 103 of Regulation S-K. If any claimants in the asbestos litigation do not asset any specific amount of damages, disclose how many claimants in the asbestos litigation do not assert any specific

amount of damages and disclose the range of damages asserted by all other claimants. For example, "X claims assert damages of $; X claims assert between $ and $ in compensatory and between $ and $ in punitive damages; X claims seek compensatory damages of less than $," etc.

2.   We note your disclosure in Note (11) to the financial statements that you are involved in various stages of investigation relative to environmental protection matters relating to various waste disposal sites. Please describe to us in greater detail, and disclose in future filings, these proceedings. See Instruction 5 to Item 103 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 16

3.   We note your disclosure in the second paragraph on page 15 that Ladish has "felt" the global economic financial downturn and resultant credit crisis. In future filings, please expand your disclosure in MD&A to describe in greater detail recent economic events and its current and expected future impact on your operations, financial position and liquidity. Include in your discussion any applicable quantitative disclosure that conveys to investors the current and ongoing risks that you face due to developments in the current business environment. For example, provide detailed information on your recent order activity, expected trends, and management's response for managing these events. Also expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.

4.   In future filings, please quantify the reasons for the significant changes in your results from period-to-period. For example:

   • you should disclose the amount of incremental sales generated from your acquisitions of Aerex and Chen-Tech; and
   • quantify the significant reasons you have identified for the increase in selling, general and administrative expenses and ensure that you explain the majority of the increase or decrease in your discussion.

5.   We remind you that management's discussion and analysis should include meaningful information to enhance overall financial disclosure, provide narrative explanation of the company's financial statements, enabling investors to see the company through the eyes of management, and provide information about the quality of, and potential variability of, the company's earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance. Please refer to Release No. 33-8350, *Interpretation -*

Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations for guidance.

Liquidity and Capital Resources, page 18

6.   You state in Note 3 that the Series B and C Notes and the credit facility contain certain restrictive covenants. In future filings, please include a specific and comprehensive discussion of the terms of the significant covenants within your debt agreements. Also present, for your most restrictive financial covenants, your actual ratios/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation will allow investors to more easily understand your current ability to meet and to continue to meet your financial covenants.

Item 9A. Controls and Procedures, page 23
Evaluation of Disclosure Controls and Procedures, page 23

7.   You concluded that your "disclosure controls and procedures were effective in providing reasonable assurance that material information required to be disclosed is included on a timely basis in the reports filed with the Securities and Exchange Commission." It appears that your conclusion does not address your effectiveness as to the correct definition of disclosure controls and procedures. Please confirm that at both December 31, 2008 and March 31, 2009, your disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission rules and forms and designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management, including its principal executive and principal financial officers to allow timely decisions regarding disclosure. Additionally, in future filings, please conclude as to the full and correct definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective.

Management's Annual Report on Internal Control over Financial Reporting, page 23

8.   In future filings, please include a statement that the company's auditor has issued an attestation report on management's assessment. See Item 308(a)(4) of Regulation S-K.

Financial Statements, page F-1

Note 7 – Income Taxes, page F-18

9.   In future filings, please disclose the information required by paragraphs 20-21 of
        FASB Interpretation No. 48.

Note 13 – Earnings Per Share, page F-26

10.   In future filings, please disclose the number of shares that could potentially dilute
        earnings per share that were not included in the computation because to do so
        would be anti-dilutive. See paragraph 40(c) of SFAS 128 for guidance.

Note 14 – Acquisitions, page F-27

11.   The fair value of the assets acquired from the acquisitions of Aerex and Chen-
        Tech include $20.0 million of intangible assets related to customer relationships
        that you will amortize over the next fifty years. Please tell us how you
        determined that fifty years is the appropriate useful life of your customer
        relationships in accordance with paragraph 11 of SFAS 142. Additionally, please
        tell us how you determined the fair value assigned to customer relationships.

Exhibit 31– Certifications, page X-6

12.   In your future annual and quarterly filings, please omit, from the introduction
        sentence, the certifying individual's title since the officer should sign the
        certificate in a personal capacity. See Item 601(b)(31)(i) of Regulation S-K for
        guidance.

Definitive Proxy Statement on Schedule 14A filed March 31, 2009

Compensation Discussion and Analysis, page 6

13.   Please tell us, with a view toward future disclosure, whether you use a
        compensation consultant. See Item 7(d) of Schedule 14A and Item 407(e)(3)(iii)
        of Regulation S-K.

14.   We note your disclosure on page 7 that compensation is compared against your
        peer group of companies. In future filings, please include the benchmarking
        information called for by Item 402(b)(2)(xiv) of Regulation S-K.

Elements of Compensation, page 8

15.   We note your disclosure that the compensation committee considers non-financial and individual performance measures in setting compensation. Please disclose in future filings how individual roles and other performance measures factor into the compensation amounts you disclose for each executive officer. See Item 402(b)(2)(vii) of Regulation S-K.

Executive Officer Incentive Plan, page 8

16.   In future filings, please explain in greater detail how you calculated Pacific Cast Technologies EBITDA, Ladish Forging EBITDA, and Ladish EBITDA. See Instruction 5 to Item 402(b) of Regulation S-K.

17.   In future filings, please clarify and describe in greater detail how you calculated the annual cash incentives for each executive officer. For example, for each executive officer quantify the target and actual EBITDA achieved by the company and the formula applied by the compensation to calculate the cash bonus. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation. Also disclose whether these measures were adjusted and, if so, explain how these adjustments were calculated. See Item 402(b)(2)(vi) of Regulation S-K.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or Brigitte Lippmann, Staff Attorney, at (202) 551-3713, if you have any questions regarding comments on legal matters. If you have any questions regarding financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief